November 3, 2010

By Edgar and Overnight Delivery

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance

Re:	Omni Bio Pharmaceutical, Inc. Form 10-K for the Fiscal Year Ended March 31, 2009 Form 10-Q for the quarterly period ended December 31, 2009 File No. 0-52530

Ladies and Gentlemen:

Omni Bio Pharmaceutical, Inc. (the “Company”) submits this response to the oral comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a telephone discussion on November 2, 2010 between Robert Ogden, Chief Financial Officer of the Company and Sasha Parikh of the Staff regarding the discount rate used in the valuation of the warrant issued to the minority shareholder of Bio Holding, Inc. (the “Bio Holding Warrant”) issued on September 28, 2009 as disclosed in the Form 10-Q for the quarterly period ended December 31, 2009, referenced above. As a result of this discussion, the following is a summary of the Company’s analysis in determining the discount rate applied to the OTC price of the Company’s common stock in the valuation of the Bio Holding Warrant.

The Company engaged an independent outside valuation firm (the “Valuation Firm”) for the purpose of determining an appropriate discount rate for the contractual “lock-up” of the Bio Holding Warrant’s underlying shares of common stock. The scope of the engagement included, but was not limited to, the following: (i) discussions with Company management regarding the Company’s history, organizational structure, products and services, markets, historical financial results, funding history, capitalization, competitive position, economic and industry outlook, and prospects for the future; (ii) examination of available documentation relating to the Company, its assets, operations, and financial results; (iii) independent research concerning the Company, its financial and operating history, the nature of its products, its competitive position, and the industry in which it operates; (iv) a directed search and examination of comparable public companies and transactions involving public and private comparable companies; (v) an analysis of all of the aforementioned information; and (vi) preparation of a valuation analysis of the Company.

United States Securities and Exchange Commission
November 3, 2010

It is important to note that the Valuation Firm applied both qualitative and quantitative factors in its discount rate determination. The conclusion of their report was that a discount rate for lack of marketability (“DLOM”) of 27.3% was appropriate in valuing the Bio Holding Warrant. The Company concurred with this rate and the analysis employed by the Valuation Firm in making its determination. Accordingly, the Company applied a discount rate of 27.3 % to the closing OTC price of the Company’s common stock on the date of issuance of the Bio Holding Warrant. Similarly, the Company also applied the same discount rate in the valuation of a warrant modification that occurred in October 2010, as this warrant contained a contractual look-up with the same contractual term as the Bio Holding Warrant.

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 867-3415. Thank you again for your time and consideration.

Very truly yours,

/s/ Robert C. Ogden
Robert C. Ogden
Chief Financial Officer